SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO
 Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934
                                (Amendment No. 1)
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                              DAVE & BUSTER'S, INC.
                       (Name of Subject Company (Issuer))
        D&B ACQUISITION SUB, INC.                  D&B HOLDINGS I, INC.
        INVESTCORP, S.A.                           DAVE & BUSTER'S, INC.
        DAVID O. CORRIVEAU                         JAMES W. CORLEY
        WALTER S. HENRION                          WILLIAM C. HAMMETT, JR.

                        (Name of Filing Person (Offeror))

                     Common Stock, Par Value $0.01 Per Share
                          (including associated rights)
                         (Title of Class of Securities)

                                    23833N104
                      (CUSIP Number of Class of Securities)

                                   Simon Moore
                                    President
                            D&B Acquisition Sub, Inc.
                         c/o Gibson, Dunn & Crutcher LLP
                                 200 Park Avenue
                               New York, NY 10166
                                 (212) 351-4000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:
                            E. Michael Greaney, Esq.
                           Gibson, Dunn & Crutcher LLP
                                 200 Park Avenue
                               New York, NY 10166
                                 (212) 351-4000

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                            CALCULATION OF FILING FEE
================================================================================
  Transaction Valuation*                            Amount of Filing Fee
--------------------------------------------------------------------------------
  $ 146,532,792.00                                  $ 13,481.02
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all of the issued and outstanding shares of common stock, par value $.01 per share (the "Common Stock") of Dave & Buster's, Inc., a Missouri corporation (the "Company"), including the associated rights (the "Rights" and together with the "Common Stock" the "Shares"), at a price per Share of $12.00 in cash, less 1,058,545 Shares owned by stockholder who have agreed not to tender their Shares.

    x Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:$13,481.02      Filing Party:   D&B Acquisition Sub, Inc.
Form or Registration No.:              Date Filed:     June 4, 2002
                    Schedule TO-T

     Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


     Check the appropriate boxes to designate any transactions to which this statement relates:


    x    third party tender offer                 x    going-private transaction
         subject to Rule 14d-1                         subject to Rule 13e-3

         issuer tender offer                           amendment to Schedule 13D
         subject to Rule 13e-4                         under Rule 13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer.

     This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on June 4, 2002 (as amended and supplemented, the "Schedule TO") by D&B Acquisition Sub, Inc., a Missouri corporation ("Purchaser"), and the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the SEC on June 4, 2002 (as amended and supplemented, the "Schedule 13E-3") by Purchaser, D&B Holdings I, Inc., a Delaware corporation ("Parent"), Investcorp, S.A., a Luxembourg corporation ("Investcorp"), Dave & Buster's, Inc., a Missouri corporation (the "Company"), David O. Corriveau, James W. Corley, Walter S Henrion and William C. Hammett. The Schedule TO and Schedule 13E-3 relate to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 (the "Shares"), of the Company, including associated rights (the "Rights" and collectively the "Shares"), at a price of $12.00 per Share, net to the seller in cash, upon the terms and subject to the conditions contained in the Offer to Purchase, dated June 4, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal dated June 4, 2002 (the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal have been filed as Exhibits
(a)(1) and (a)(2), respectively, to both the Schedule TO and the Schedule 13E-3.

     This Amendment No. 1 to Schedule TO is being filed by Purchaser, Parent, Investcorp, the Company, David O. Corriveau, James W. Corley, Walter S. Henrion and William C. Hammett.

     Unless otherwise stated below, the information set forth in the Offer to Purchase (including all schedules thereto) is hereby expressly incorporated herein by reference in response to all items of this Schedule TO. You should read this Amendment No. 1 to Schedule TO together with the Schedule TO and the
Schedule 13E-3 filed with the SEC on June 4, 2002. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

ITEM 4.  Terms of the Transaction.

     Item 4 of Schedule TO is hereby amended and supplemented by including the following:

     We amend the section entitled "The Tender Offer - Acceptance for Payment and Payment for Shares" beginning on page 19 of the Offer to Purchase as follows:

     The second sentence of the 1st paragraph of that section, appearing on page 19 of the Offer to Purchase, is deleted and replaced in its entirety with the following:

     Subject to the Merger Agreement and any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), Purchaser expressly reserves the right to delay the acceptance for payment of or the payment for any tendered Shares in order to comply in whole or in part with any applicable laws, which delay may not be consistent with the requirements of Rule 14e-1(c) under the Exchange Act. All conditions to the Offer, other than regulatory approvals, will be satisfied or waived prior to the time the Shares tendered in the Offer are accepted for payment by Purchaser.

     We amend the section entitled "The Tender Offer - Procedures for Accepting the Offer and Tendering Shares" beginning on page 20 of the Offer to Purchase as follows:

     The last sentence of the 9th paragraph of that section, appearing on page 22 of the Offer to Purchase, is deleted and replaced in its entirety with the following:

     Subject to the terms of the Merger Agreement, Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder of Dave & Buster's, whether or not similar defects or irregularities are waived in the case of other stockholders of Dave & Buster's.

     We amend the section entitled "The Tender Offer - Certain Conditions of the Offer" beginning on page 46 of the Offer to Purchase as follows:

     The following sentence is added to the end of the last paragraph of such section, appearing on page 48 of the Offer to Purchase:

     All conditions to the Offer, other than regulatory approvals, will be satisfied or waived prior to the time the Purchaser accepts the tendered Shares for purchase.

ITEM 10.  Financial Statements.

     Item 10 of Schedule TO is hereby amended and supplemented by including the following:

     We amend the section entitled "Selected Consolidated Financial Information" beginning on page 26 of the Offer to Purchase as follows:

     The following sentence is added to the end of the 1st paragraph following the financial table appearing at the top of page 26 of the Offer to Purchase:

     Neither Dave & Buster's nor its management is disclaiming responsibility for the accuracy and completeness of the reports and documents that have been filed by Dave & Buster's with the SEC.

ITEM 11.  Additional Information.

     Item 11 of Schedule TO is hereby amended and supplemented by including the following:

     The second through fifth sentences of the 1st paragraph of the section entitled "Certain Legal Matters; Regulatory Approvals" beginning on page 48 of the Offer to Purchase, are deleted and replaced in their entirety with the following:

     Dave & Buster's and certain of its directors have been served with a complaint filed purportedly on behalf of Dave & Buster's stockholders alleging breach of fiduciary duties by directors of Dave & Buster's in connection with their approval of the transactions contemplated by the Merger Agreement. The purported class action, filed in state district court in Dallas County, Texas on May 31, 2002, seeks an injunction preventing consummation of the proposed transaction and unspecified damages. Dave & Buster's has also been served with four similar complaints filed in the state of Missouri on or after June 3, 2002, one filed in the circuit court of Greene County, , and three in the circuit court of Cole County. Dave & Buster's and each member of Dave & Buster's Board of Directors have been named as defendants in each of the complaints, and two of the complaints filed in Cole County purport to name Investcorp. Purchaser's understanding is that, based solely upon its preliminary review of the complaints, Dave & Buster's believes the allegations therein to be without merit and intends to vigorously defend against the relief sought.


ITEM 13.  Information Required by Schedule 13E-3.

     Item 13 of Schedule TO is hereby amended and supplemented by including the following:

     We amend the subsection entitled "Special Factors - Background of the Offer and the Merger" beginning on page 6 of the Offer to Purchase as follows:

     The 2nd and 3rd paragraphs of that section, appearing on pages 6 and 7 of the Offer to Purchase, are deleted and replaced in their entirety with the following:

     During the period from January to September 2000, Dave & Buster's continued to receive unsolicited inquiries from various strategic and financial buyers concerning a possible acquisition or business combination involving Dave & Buster's. Dave & Buster's had informal discussions with each of these prospective buyers to determine their level of interest, their ability (financially and otherwise) to complete a transaction and their business plan for Dave & Buster's. Set forth below is a summary regarding the entities which appeared to be credible to conduct due diligence on Dave & Buster's and to explore financing alternatives for a possible transaction:

     * A private investor, not affiliated with Dave & Buster's but which was an existing stockholder of Dave & Buster's, met with Messrs. Corriveau, Corley and/or Henrion on at least three occasions to discuss a potential acquisition of Dave & Buster's. Such investor had extensive experience in the ownership of restaurant and entertainment businesses. Such investor declined to sign a confidentiality agreement but conducted limited due diligence based upon publicly available materials.

     * A New York-based buyout firm, specializing in restaurant company acquisitions, met with Messrs. Corriveau, Corley and/or Henrion on approximately six occasions to discuss a potential acquisition of Dave & Buster's. This firm signed a confidentiality agreement and conducted limited due diligence. Messrs. Corriveau and Corley met with prospective debt financing sources for such buyer on two occasions.

     * A publicly held company engaged in restaurant ownership and operation, headquartered in the southwestern United States, met with Messrs. Corriveau and Corley on one occasion to discuss a potential acquisition of Dave & Buster's. This company and Dave & Buster's were unable to agree upon the terms of a confidentiality agreement.

     Each of the prospective buyers was advised that in order to formally proceed with a transaction, it would be required to make a specific proposal to the Special Committee. Each party, however, ultimately declined to make an acquisition proposal to the Special Committee. In September 2000, all discussions with prospective purchasers had ceased, and Dave & Buster's Board of Directors determined to disband the Special Committee.

     In November 2000, Dave & Buster's received an unsolicited inquiry from a prospective buyer, which expressed interest in exploring a possible acquisition transaction that would involve Dave & Buster's management. This buyer was an entity to be formed by a New York based venture investor and principals of a diversified restaurant firm based in the southwestern United States, each of whom signed confidentiality agreements with Dave & Buster's. In December 2000, Dave & Buster's Board of Directors reconstituted the Special Committee with the same members (Messrs. Levy (as Chairman), Bernstein, Edison and Maguire), in anticipation of receiving a formal proposal from this prospective buyer. Messrs. Corriveau, Corley and/or Henrion, as well as other members of management, met with this prospective buyer on at least 10 occasions. The prospective buyer conducted due diligence on Dave & Buster's and explored financing alternatives for several months. In this connection, approximately four prospective debt financing sources met with Dave & Buster's and some of these entities also conducted limited due diligence. Although Dave & Buster's and the prospective buyer reached a preliminary understanding as to the structure of a transaction, the prospective buyer was unable to arrange financing commitments that would permit it to indicate a price range for a prospective transaction or otherwise make a written proposal to the Special Committee. These discussions ceased in September 2001, due in part to the terrorist attacks that occurred on September 11th and the prospective buyer's perception of the potential impact of such events on Dave & Buster's business and U.S. financial markets generally.

     During the November 2000 to October 2001 period, Dave & Buster's also had informal discussions with the following two additional entities which appeared to be credible to conduct due diligence on Dave & Buster's and to explore financing alternatives for a possible transaction:


    * A New York-based buyout firm met with Messrs. Corriveau, Corley and Henrion on one occasion to discuss a potential acquisition of Dave & Buster's. This firm signed a confidentiality agreement but, to Dave & Buster's knowledge, did not proceed with any due diligence investigation other than from publicly available sources.

    * A publicly held company engaged in restaurant ownership and operation, headquartered in the southwestern United States, met with Messrs. Corriveau, Corley and Henrion on one occasion to discuss a potential acquisition of Dave & Buster's. This company signed a confidentiality agreement but, to Dave & Buster's knowledge, performed only limited and preliminary financial due diligence.

     The second and third sentences of the 6th paragraph of that section, appearing on pages 7 and 8 of the Offer to Purchase, are deleted and replaced in their entirety with the following:

     At this meeting, Houlihan Lokey provided its preliminary assessment of the value of the Dave & Buster's and the March Proposal and discussed with the Special Committee whether the March Proposal was sufficient to pursue further at this time. Houlihan Lokey also described the methodologies used by it in making its preliminary assessments of the values of Dave & Buster's and the March Proposal and the methodologies it would use in determining whether the March Proposal was fair to Dave & Buster's and its unaffiliated shareholders from a financial point of view. In this regard, Houlihan Lokey discussed (i) a discounted cash flow analysis, (ii) an analysis of historic trading prices, volume and other publicly available data regarding Dave & Buster's and other companies that Houlihan Lokey deemed comparable to Dave & Buster's and (iii) an analysis of comparable transactions. Houlihan Lokey advised the Special Committee that, in its view, the March Proposal may be worth further discussions and negotiations with the prospective buyer, but that, based on its preliminary assessment of the proposal's value, Houlihan Lokey would not be able to render a fairness opinion in respect of the March Proposal should it be requested to do so. Houlihan Lokey did not circulate written presentation materials to the members of the Special Committee in connection with these discussions.

     The first sentence of the 7th paragraph of that section, appearing on page 8 of the Offer to Purchase, is deleted and replaced in its entirety with the following:

     In  late  March  2002,  representatives  of  Investcorp  met  with  Messrs.
Corriveau,   Corley,   Henrion  and  Hammett  to  discuss  various   alternative
transactions involving Dave & Buster's.

     The second sentence of the 11th paragraph of that section, appearing on page 8 of the Offer to Purchase, is deleted and replaced in its entirety with the following:

     Counsel for the Special Committee also discussed and confirmed the need for Investcorp to set the Minimum Tender Condition at no less than 80% of the outstanding Shares in order for Parent to qualify to elect to treat the acquisition of the stock of Dave & Buster's as an acquisition of the assets of Dave & Buster's for United States tax purposes.

     The last sentence of the 14th paragraph of that section, appearing on page 9 of the Offer to Purchase, is deleted and replaced in its entirety with the following:

     Following discussion with the Special Committee members and their financial and legal advisors, Dave & Buster's Board of Directors accepted the Special Committee's recommendations and unanimously (i) determined that the Offer, the Merger and the Merger Agreement are fair from a financial point of view to, and in the best interests of, the stockholders of Dave & Buster's, including the unaffiliated stockholders, (ii) approved the Offer, the Merger and the Merger Agreement and (iii) recommended that the stockholders of Dave & Buster's accept the Offer and tender their Shares pursuant thereto.

     We amend the subsection entitled "Special Factors - Background of the Offer and the Merger - Recommendation of the Special Committee and Dave & Buster's Board of Directors; Fairness of the Offer and the Merger" beginning on page 9 of the Offer to Purchase as follows:

     The following two paragraphs are inserted after the subheading and before the first paragraph of such subsection:

     As described above, the Dave & Buster's Board of Directors constituted and empowered the Special Committee to evaluate acquisition proposals on behalf of Dave & Buster's. The analyses and conclusions of the Special Committee are described in detail below under the subheading "The Special Committee." The Special Committee presented to the entire Board of Directors its conclusions that the Offer and Merger was fair, from a financial point of view, to the unaffiliated stockholders.

         Separately, the Merger Agreement required the entire Dave & Buster's Board of Directors to express its belief as to the fairness from a financial point of view of the Offer, the Merger and the Merger

Agreement to all of the stockholders of Dave & Buster's. The analyses and conclusions of the Board of Directors are described in detail below under the subheading "Dave & Buster's Board of Directors." The Board of Directors did not make any separate determination of fairness to the unaffiliated stockholders of Dave & Buster's, but accepted the conclusions of the Special Committee and, based upon the Special Committee's recommendations, approved the Offer, the Merger and the Merger Agreement.

     The following paragraph is inserted after the first existing paragraph of such subsection, appearing on page 9 of the Offer to Purchase:

     The Special Committee was comprised entirely of non-employee members of the Board of Directors to act solely on behalf of the unaffiliated stockholders of Dave & Buster's in negotiating and evaluating acquisition proposals such as the Offer and the Merger. The Special Committee retained Houlihan Lokey as its financial advisor and to render its opinion as to whether the transaction was fair to unaffiliated stockholders of Dave & Buster's.

     The fifth, sixth and seventh bullet points of the first paragraph on page 10 of the Offer to Purchase are deleted and replaced in their entirety with the following:

     * Dave & Buster's historical results of operations and financial condition;

     * current market and economic conditions and trends for the restaurant and regional entertainment center industries;

     * Dave & Buster's dependence upon the opening of new Dave & Buster's entertainment centers to generate growth in revenues and net income;

     * Dave & Buster's inability to meet its growth objectives under its current capital structure, given that its existing bank credit agreement
        (i) prohibits Dave & Buster's from opening new entertainment centers subsequent to fiscal 2002, or entering into new lease commitments, without the unanimous consent of the bank group, and (ii) restricts capital expenditures associated with the construction, and first year of operations, of new Dave & Buster's locations;

     * Dave & Buster's need to identify and arrange a new capital structure in order to meet its growth objectives;

     * Dave & Buster's activities during 2002 to seek alternative debt or equity financing arrangements in order to fund its future growth, which activities have indicated that such alternative debt or equity financing is subject to significant risks and uncertainties with respect to its availability, cost and dilution to existing stockholders; and that each of the potential debt financing alternatives identified to date by Dave & Buster's continued to restrict the opening of new Dave & Buster's entertainment centers;

     * the fact that the $5.0 million termination fee was necessary to induce Parent and Purchaser to enter into the Merger Agreement, and the conclusion of the Special Committee and Dave & Buster's Board of Directors, based in part on Houlihan Lokey's statement that the termination fee did not present an impediment to rendering its Fairness Opinion, that such amount should not significantly deter any third party with serious interest in bidding for Dave & Buster's and is reasonable in light of the benefits of the Offer and the Merger.

     The following bullet point is inserted after the 4th bullet point on page 11 of the Offer to Purchase:

     * the fact that if the Minimum Tender Condition is satisfied or if at least 66 2/3% of the Shares have been validly tendered and the Merger thereafter occurs, the Offer and the Merger have been effectively conditioned upon the approval of in excess of a majority of the unaffiliated stockholders of Dave & Buster's;

     The following sentences are inserted after the last bullet point of such subsection, appearing on page 11 of the Offer to Purchase:

     The Special Committee also considered a variety of risks and other potentially negative factors concerning the Offer and the Merger but determined that these factors were outweighed by the benefits of the factors supporting the Offer and the Merger. These negative factors included the following:

      * certain terms and conditions set forth in the Merger Agreement, required by Parent as a prerequisite to entering into the Merger Agreement, that prohibit Dave & Buster's and its representatives from soliciting third-party bids and from accepting third-party bids except in specified circumstances and upon reimbursement of expenses relating to the Merger Agreement and related transactions and payment to Parent of a specified termination fee, and that these terms could have the effect of discouraging a third party from making a bid to acquire
         Dave & Buster's (See "The Merger Agreement; Other Arrangements -
         No Solicitation");


      * the $12.00 per share consideration is lower than the historic trading prices of Dave & Buster's common stock on Nasdaq and the NYSE prior to October 1999;

      * the conflict of interest created by Messrs. Corriveau, Corley, Hammett and Henrion's affiliation with Parent and by Messrs. Corriveau, Corley and Hammett's expectation that they would continue as executives of Dave & Buster's after the Merger, as well as the other factors discussed in "The Merger Agreement, Other Arrangements";

      * if the Merger is not consummated under circumstances further discussed in "The Merger Agreement; Other Arrangements - Termination" and
         "The Merger Agreement - Effect of Termination," Dave & Buster's may be required to reimburse Parent and Purchaser for expenses relating to the Merger Agreement and related transactions and to pay to Parent the specified termination fee;

      * following the Merger, Dave & Buster's will be a privately held company and its current stockholders will cease to participate in any future earnings and appreciation of value of Dave & Buster's.


     The members of the Special Committee and the Board of Directors did not consider factors that it did not consider relevant to its determination, such as Dave & Buster's net book value and liquidation value.


     We amend the subsection entitled "Special Factors - Background of the Offer and the Merger - The Affiliate Stockholders' Position as to the Fairness of, and Reasons for, the Offer and the Merger" beginning on page 12 of the Offer to Purchase as follows:

     The second sentence of the 2nd paragraph of such subsection, appearing on page 12 of the Offer to Purchase, is deleted and replaced in its entirety with the following:

     Based on their beliefs regarding the reasonableness of the conclusions and analyses of the Special Committee, the Affiliate Stockholders concur with, and expressly adopt, the conclusions and analyses of the Special Committee described above and believe that the Offer and the Merger are fair to Dave & Buster's unaffiliated stockholders.

         We amend the subsection entitled "Special Factors - Background of the Offer and the Merger - The Affiliate Stockholders' Reasons for the Offer and the Merger" beginning on page 12 of the Offer to Purchase as follows:

     That subsection is deleted and replaced in its entirety with the following:

     The Affiliate Stockholders' Reasons for the Offer and the Merger. Following a significant decline in Dave & Buster's stock price in the fall of 1999, Dave & Buster's began to receive several unsolicited inquiries from financial buyers concerning a possible acquisition of Dave & Buster's and also exploring management's interest in participating in any such transaction. Messrs. Corriveau and Corley founded the Dave & Buster's concept and have spent nearly their entire careers in the development and growth of such concept. They and the other Affiliate Stockholders share a commitment to the continued development of the Dave & Buster's concept. Accordingly, in responding to these inquiries, they expressed their interest in continuing to invest in the future growth of Dave & Buster's, subject to the risks of such continuing equity investment, if the unaffiliated stockholders could otherwise receive consideration for their shares that was fair from a financial point of view.

     In assessing their interest in participating in an acquisition transaction with inquiring parties since 1999, the Affiliate Stockholders have in each case carefully considered the financial resources of the acquiring party. The Affiliate Stockholders' interest in participating in an acquisition transaction has been dependent upon their perception of the continuing entity's likelihood of attracting suitable financing and otherwise achieving the future growth objectives of the Affiliate Stockholders for Dave & Buster's. In responding to Investcorp's inquiry regarding the interest of the Affiliate Stockholders in participating with Investcorp in an acquisition transaction, the Affiliate Stockholders have considered, among other factors, completed acquisition transactions sponsored by Investcorp, the stated intentions of Investcorp and its principals regarding the growth plans for the Dave & Buster's concept and Investcorp's proposed financing for an acquisition and for post-acquisition operations of Dave & Buster's.

         The interest of the Affiliate Stockholders in pursuing the transaction with Investcorp at the present time is based upon the following factors:

      * the existence of commitment letters from significant institutional lenders sufficient to allow Investcorp to complete the acquisition transaction;

      * the November 2001 amendment to Dave & Buster's bank credit agreement, which prohibited Dave & Buster's from opening new entertainment centers, other than the scheduled 2002 opening of the Islandia, NY unit, or entering into new lease commitments, without the unanimous consent of the bank group. The amendment also restricted capital expenditures associated with the construction, and first year of operations, of new Dave & Buster's locations;

      * Dave & Buster's activities during 2002 seeking alternatives to its present bank credit arrangements in order to fund its future growth. These activities have indicated that such alternative debt or equity financing is subject to significant risks and uncertainties with respect to its availability and cost and to possible dilution to existing stockholders. Each of the debt financing alternatives identified by Dave & Buster's continued to restrict the opening of new Dave & Buster's locations; and

      * the significant lead time required to identify new Dave & Buster's locations, negotiate leases for such locations and complete construction. In order for Dave & Buster's to effectively plan for and open new locations during 2003 and 2004, the Affiliate Stockholders believed that a new capital structure would be required to be in place during 2002.

     We amend the subsection entitled "Special Factors - Background of the Offer and the Merger - Fairness Opinion of Houlihan Lokey" beginning on page 12 of the Offer to Purchase as follows:

     The following sentence is added to the end of the 7th paragraph of that subsection, appearing on page 14 of the Offer to Purchase:

     Houlihan Lokey regarded each of the foregoing analyses to be appropriate and reflective of generally accepted valuation methodologies given Dave & Buster's trading volume relative to total shares outstanding, the accessibility of comparable publicly traded companies, the availability of forecasts from management of Dave & Buster's, and available information regarding similar transactions in the restaurant industry.

     The last sentence of the 10th paragraph of that subsection, appearing on page 14 of the Offer to Purchase and subtitled "Market Multiple Methodology," is deleted and replaced in its entirety with the following:

     Houlihan Lokey calculated certain financial ratios for the comparable restaurant and entertainment companies, including, the multiples of: (i)
enterprise value ("EV", the equity value of the company plus all interest-bearing debt) to latest twelve months ("LTM") revenues, (ii) EV to both LTM and projected next fiscal year ("NFY") earnings before interest, taxes, depreciation and amortization ("EBITDA"), (iii) EV to LTM and NFY free cash flow (which is defined as EBITDA less capital expenditures) (iv) EV to LTM earnings before interest and taxes ("EBIT"), and (iv) EV to total assets.

     The following two sentences are added to the end of the 12th paragraph of that subsection, appearing immediately below the table on page 15 of the Offer to Purchase:

     To arrive at an indicated per share value, certain adjustments were made, including adding Dave & Buster's current holdings of cash and cash equivalents and subtracting debt obligations, as well as considering the impact from the exercise of "in-the-money" options as applicable for each valuation indication. The resulting indicated range of value from the Market Multiple Methodology was $8.23 to $11.49 per share.

     The following two sentences are added to the end of the 13th paragraph of that subsection, appearing on page 15 of the Offer to Purchase and subtitled "Discounted Cash Flow Methodology":

     To arrive at an indicated per share value, certain adjustments were made, including adding Dave & Buster's current holdings of cash and cash equivalents and subtracting debt obligations, as well as considering the impact from the exercise of "in-the-money" options as applicable for each valuation indication. The resulting indicated range of value from the Discounted Cash Flow Methodology was $8.98 to $11.62 per share.

     The second sentence of the 14th paragraph of that subsection, appearing on page 15 and subtitled "Determination of Equity Value" is deleted and replaced in its entirety with the following:

     Such adjustments included adding Dave & Buster's current holdings of cash and cash equivalents and subtracting debt obligations, as well as considering the impact from the exercise of "in-the-money" options as applicable for each valuation indication.

     The following paragraph is inserted following the 15th paragraph of that subsection, appearing on pages 15 and 16:

     The offering price of $12.00 for each Share in the  transaction  represents
(a) a premium of approximately 15.9% over the closing sale price of $10.35 for Dave & Buster's stock on the New York Stock Exchange on May 29, 2002 (the trading day immediately prior to the date on which the Special Committee and the Board of Directors approved the transaction and Dave & Buster's entered into the Merger Agreement), and (b) a premium of approximately 23.8% over the average closing sale price of $9.69 for the 90 trading days prior to May 30, 2002.

     We amend the subsection entitled "Special Factors - Background of the Offer and the Merger - Purpose and Structure of the Offer and the Merger" appearing on page 17 of the Offer to Purchase as follows:

     The subsection is deleted and replaced in its entirety with the following:

     Purpose and Structure of the Offer and the Merger.

     Following completion of the Merger, the Shares will no longer be publicly traded nor will they be listed on the NASD Bulletin Board system. In addition, upon application to the SEC, the registration of Dave & Buster's Shares and Dave & Buster's reporting obligations under the Exchange Act will be terminated. As a result, Dave & Buster's will no longer bear the cost of compliance with SEC regulations, including expenses associated with proxy rules and the preparation of periodic reports.

     Upon consummation of the Merger, Dave & Buster's will be a privately held corporation. Accordingly, the unaffiliated stockholders of Dave & Buster's will no longer continue to face the risk of losses generated by Dave & Buster's or a decline in value of Dave & Buster's, but will instead have immediate liquidity upon payment of the Offer Price as merger consideration. Similarly, the unaffiliated stockholders of Dave & Buster's will not have the opportunity to participate in the earnings and growth of Dave & Buster's and will not have any right to vote on corporate matters. The Affiliate Stockholders will not receive cash for most of their shares and will continue to face the risk of losses generated by Dave & Buster's or a decline in value in Dave & Buster's. The
Affiliate Stockholders will, however, continue to have the opportunity to participate in future earnings and growth of Dave & Buster's, and to vote on corporate matters.

     Purchaser, Parent and Investcorp are seeking to undertake the Offer and the Merger in order to acquire control of, and the entire equity interest in, Dave & Buster's. Dave & Buster's purpose for engaging in the transactions is to provide its stockholders with an opportunity to receive cash for their shares at a price per share representing a premium of 15.9% over the closing sale price on the New York Stock Exchange on the trading day immediately prior to the date the Offer and the Merger were approved by Dave & Buster's Board of Directors and the Special Committee. Dave & Buster's is undertaking these transactions at this time for the reasons considered by the Special Committee and outlined under "Special Factors - Background of the Offer and the Merger." The Affiliate Stockholders are pursuing this transaction at this time in order to provide Dave & Buster's with the ability to fund its future anticipated growth and for the other reasons described under "Special Factors - Background of the Offer and the Merger."

     The Affiliate Stockholders' interest in the net book value and net earnings of Dave & Buster's will be affected by the Offer and the Merger. Prior to such transactions, Mr. Corriveau's interest in the net book value as of May 5, 2002 and net earnings for the year ended February 3, 2002 is $6.0 million (3.6%) and $0.3 million (3.6%), respectively, Mr. Corley's interest in the net book value as of May 5, 2002 and net earnings for the year ended February 3, 2002 is $6.1 million (3.7%) and $0.3 million (3.7%), respectively, Mr. Henrion's interest in the net book value as of May 5, 2002 and net earnings for the year ended February 3, 2002 is $0.8 million(0.5%) and $0.04 million (0.5%), respectively, and Mr. Hammett's interest in the net book value as of May 5, 2002 and net earnings for the year ended February 3, 2002 is $0.3 million (0.2%) and $0.01 million (0.2%), respectively. Following the consummation of the transactions, the Affiliate Stockholders' interests in Parent will be as follows: (a) with respect to each individual's fully vested ownership interests only, Mr. Corriveau's interest in the pro forma net book value as of May 5, 2002 and pro forma net earnings for the year ended February 3, 2002 is estimated to be $5.7 million (4.9%) and $0.05 million (4.9%), respectively, Mr. Corley's interest in the pro forma net book value as of May 5, 2002 and pro forma net earnings for the year ended February 3, 2002 is estimated to be $5.7 million (5.0%) and $0.05 million (5.0%), respectively, Mr. Henrion's interest in the pro forma net book value as of May 5, 2002 and pro forma net earnings for the year ended February 3, 2002 is estimated to be $0.7 million (0.6%) and $0.007 million (0.6%), respectively, and Mr. Hammett's interest in the pro forma net book value as of May 5, 2002 and pro forma net earnings for the year ended February 3, 2002 is estimated to be $0.3 million (0.3%) and $0.003 million (0.3%), respectively; and
(b) taking into account all of the Affiliate Stockholders' ownership interests, whether or not immediately vested, Mr. Corriveau's interest in the pro forma net book value as of May 5, 2002 and pro forma net earnings for the year ended February 3, 2002 is estimated to be $9.4 million (8.2%) and $0.09 million (8.2%), respectively, Mr. Corley's interest in the pro forma net book value as of May 5, 2002 and pro forma net earnings for the year ended February 3, 2002 is estimated to be $9.4 million (8.2%) and $0.09 million (8.2%), respectively, Mr. Henrion's interest in the pro forma net book value as of May 5, 2002 and pro forma net earnings for the year ended February 3, 2002 is estimated to be

$1.5 million (1.3%) and $0.01 million (1.3%), respectively, and Mr. Hammett's interest in the pro forma net book value as of May 5, 2002 and pro forma net earnings for the year ended February 3, 2002 is estimated to be $0.8 million (0.7%) and $0.008 million (0.7%), respectively.

     The receipt of cash pursuant to the Offer or the Merger will constitute a taxable transaction for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and may also constitute a taxable transaction under applicable state, local, foreign and other tax laws. For U.S. federal income tax purposes, a tendering stockholder would generally recognize gain or loss in an amount equal to the difference between the amount of cash received by the stockholder pursuant to the Offer or the Merger and the stockholder's tax basis for the Shares tendered and purchased pursuant to the Offer or the Merger. If tendered Shares are held by a tendering stockholder as capital assets, that gain or loss will be capital gain or loss. Any such capital gain or loss will be long term if, as of the date of the disposition of its Shares, the tendering stockholder held such Shares for more than one year or will be short term if, as of such date, the stockholder held such Shares for one year or less.

     The purchase of the Shares by the Purchaser pursuant to the Offer and the subsequent Merger will be disregarded for federal income tax purposes, and the transactions will be treated as a purchase of the Shares by Parent. If Parent elects to treat the acquisition of the Shares as an acquisition of the assets of Dave & Buster's for federal income tax purposes, Dave & Busters will be treated as if it had sold all of its assets at the close of the acquisition date at fair market value in a single transaction, and will be treated as a new corporation which purchased all of its assets as of the beginning of the day after the acquisition date. We do not believe that such deemed sale and repurchase will result in any material federal income tax liability being incurred by Dave & Buster's.

     The exchange of the Affiliate Shares for the shares of Parent Stock following completion of the Offer but before payment for the tendered shares will not be subject to federal income tax.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2002

                                            D&B ACQUISITION SUB, INC.



                                            By:      /s/  Simon Moore
                                                  ------------------------------
                                                  Name: Simon Moore
                                                  Title:   President



                                             D&B HOLDINGS I, INC.



                                             By:      /s/  Simon Moore
                                                  ------------------------------
                                                  Name: Simon Moore
                                                  Title: President



                                             INVESTCORP, S.A.



                                             By:      /s/  Gary Long
                                                  ------------------------------
                                                   Name:  Gary Long
                                                   Title: Secretary



                                              DAVE & BUSTER'S, INC.



                                              By:      /s/  David O. Corriveau
                                                   -----------------------------
                                                    Name: David O. Corriveau
                                                    Title: President



                                             /s/  David O. Corriveau
                                             -----------------------------------
                                              David O. Corriveau




                                             /s/  James W. Corley
                                            ------------------------------------
                                              James W. Corley


                                            /s/  Walter S. Henrion
                                            ------------------------------------
                                              Walter S. Henrion




                                            /s/  William C. Hammett, Jr.
                                            ------------------------------------
                                              William C. Hammett, Jr.






                                       13